Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements contained in this Annual Report and, in particular, the discussion regarding the Company's beliefs, plans, objectives, expectations and intentions regarding: the continuation of the Company's global efforts with respect to growth in the coming year; positioning of the Company for future growth; continued expansion of the Company's portfolio and broader diversification of its customer base; the Company's pursuit of a variety of financing activities to fund its growth; the Company's objective of increasing shareholder value by acquiring additional assets; reinvesting cash flow and obtaining financing for acquisitions; the Company's ability to purchase assets at appropriate prices, keep such assets on lease, and have those assets retain value through and after the initial lease term; the Company's ability to obtain lease provisions for maintenance and return that permit remarketing of the aircraft; the Company's acquisition of assets using credit facility financing that produce revenue greater than the financing costs for such assets; the Company's ability to maintain cash flow in excess of management and professional fees and interest expenses; the Company's competitive advantage through its experience and operational efficiency and its relationship with JMC; the Company's reduction of credit risk concentration of lease receivables through broadening of customer base and geographic dispersion; the Company's ability to finalize a replacement credit facility; the Company's achieving cash flow adequate to meet increases in the interest rate applicable to the credit facility and ongoing operational needs; the Company's intention to monitor lessees to reduce the potential that an asset will be off-lease following expiration of a lease; the Company's belief that it has adequate cash flow to meet ongoing operational needs, even if S/N 72 remains off-lease and notwithstanding certain events related to a U.K. lessee in reorganization; the Company's intention to repay the revolving credit loans from subsequent financings; the Company's belief that the current market provides a good supply of suitable transactions; and the Company's ability to reduce the impact of regional or global economic downturns; and the Company's belief that JMC's global reputation will benefit the Company; contained are forward- looking statements. While the Company believes that such statements are accurate, the Company's business is dependent upon general economic conditions, particularly those that affect the demand for regional aircraft and engines, including competition for regional and other aircraft, and future trends and results cannot be predicted with certainty. The Company's actual results could differ materially from those discussed in such forward-looking statements. The cautionary statements made in this Report should be read as being applicable to all related forward-looking statements wherever they appear in this Report. Factors that could cause or contribute to such differences include those discussed below in the section entitled "Factors that May Affect Future Results."

TO OUR SHAREHOLDERS




During 1999, AeroCentury successfully executed the key elements of our growth strategy and enhanced our presence in the regional aircraft leasing market.

We doubled the number of aircraft in our portfolio. These transactions, combined with our acquisitions in late 1998, contributed to revenues of $7.4 million - a nearly 100 percent increase over 1998 revenues - as well as increased earnings and improved cash flow from operations.

In 1999, we invested approximately $35 million to acquire ten aircraft - all of which are leased to regional airlines. We ended 1999 with a portfolio of 20 aircraft and 26 turboprop engines. As a result of our growth strategy, our balance sheet shows aircraft assets of approximately $56 million versus approximately $23 million a year ago.

We also realized another key element of our growth strategy by diversifying AeroCentury's customer base. During 1999, 41 percent of the Company's revenues were generated in the U.S., versus 71 percent a year ago. We now have strong customer relationships throughout Europe and Latin America and will continue to further our global efforts during the coming year.

Our target market of regional airlines continues to expand worldwide. This market contains many opportunities. Our diversity of aircraft and customer base, backed by a strong market presence, technical knowledge and access to capital, positions us for future growth.

Our goals in 2000 include continued expansion of our portfolio and broader diversification of our customer base. We are currently pursuing a variety of financing activities to fund this growth, including further expansion of our credit facilities, opportunities for seller financing and the potential to raise capital through the sale of equity.

We remain focused on enhancing the value of your investment and appreciate your interest and support. We look forward to reporting on our continued growth during 2000.


/s/ Neal D. Crispin

Neal D. Crispin
President and Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS


AeroCentury Corp. ("AeroCentury") was incorporated in the state of Delaware on February 28, 1997 ("Inception"). AeroCentury was formed solely for the purpose of acquiring JetFleet Aircraft, L.P. ("JetFleet I") and JetFleet Aircraft II, L.P. ("JetFleet II"), California limited partnerships (collectively, the "Partnerships") in a statutory merger (the "Consolidation"). JetFleet I and JetFleet II were organized in October 1989 and October 1991, respectively. Prior to the Consolidation, the Partnerships engaged in the business of ownership, management, leasing and acquisition of a portfolio of aircraft equipment. Upon completion of the Consolidation, which occurred on January 1, 1998, AeroCentury succeeded to the Partnerships' business.

During November 1999, AeroCentury Corp. formed a wholly-owned subsidiary, AeroCentury Investments LLC ("AeroCentury LLC"), for the purpose of acquiring two aircraft using a combination of cash and bank financing separate from its credit facility. Financial information for 1999 for AeroCentury and AeroCentury LLC (collectively, the "Company") is presented on a consolidated basis.

The Company is engaged in the business of investing in primarily used regional aircraft equipment leased to domestic and foreign regional air carriers. By assuming the business of the Partnerships in January 1998, the Company became owner of a portfolio of unleveraged aircraft and engines on lease and generating positive cash flow. The Company's principal business objective is to increase shareholder value by acquiring additional aircraft assets that will provide a return on investment through lease revenue from creditworthy lessees, and eventually resale proceeds. The Company intends to achieve its business objective by reinvesting cash flow and obtaining short-term and long-term financing and/or equity financing.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998


                                                                      Year Ended December 31,
                                                          1999                                     1998

                                               Amount                 %                    Amount                 %

Operating lease revenue                    $7,128,690              96.6                $3,494,330              92.5
Gain on disposal of assets                     98,400               1.3                   228,230               6.0
Other income                                  153,050               2.1                    55,020               1.5

Total                                      $7,380,140             100.0                $3,777,580             100.0


The Company had revenues of $7,380,140 and net income of $1,405,420 for the year ended December 31, 1999 versus revenues of $3,777,580 and net income of $1,181,650 for the year ended December 31, 1998.

Rent income is approximately $3,634,000 higher in 1999 versus 1998 due to the purchases of additional aircraft on lease during 1999 and the effect of a full year of rent from aircraft purchased throughout 1998. Other income for the year ended December 31, 1999 is higher by approximately $98,000 versus 1998 because of interest earned on higher cash balances maintained during 1999.

Management fees are approximately $629,000 higher in 1999 versus 1998 because the Management Agreement, entered into in January 1998, stipulates that management fees are based on the net book value of the aircraft owned by the Company and because the Company purchased additional aircraft during 1999. Depreciation is approximately $986,000 higher in 1999 versus 1998 because of the aircraft acquisitions during both years. Interest expense is approximately $1,451,000 higher in 1999 versus 1998 because of the Company's use of its credit facility beginning in November 1998 and throughout 1999. Professional fees and general administrative expense are approximately $158,000 higher in 1999 primarily due to an increase in legal expenses associated with increasing the Company's credit facility. During 1999, the Company increased maintenance reserves and accrued costs and recognized a related one-time charge of approximately $365,000 for estimated maintenance expense related to an off-lease aircraft. The Company's effective tax rate in 1999 was approximately 31% versus approximately 42% in 1998. The lower rate in 1999 is due to an adjustment related to state taxes. The Company's tax rate is subject to change based on changes in the mix of domestic and foreign leased assets, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax laws.

Liquidity and Capital Resources

The Company is currently financing its asset growth through credit facility borrowings and excess cash flow. On June 30, 1998 the Company obtained a $15 million revolving credit facility to acquire regional aircraft and engines under lease. The facility bears interest, payable monthly, at either prime or LIBOR plus 200 basis points, at the Company's option. The Company signed agreements increasing its facility to $22.5 million, to $30 million, then to $35 million on April 1, 1999, July 16, 1999 and February 22, 2000, respectively. The Company's aircraft and aircraft engines serve as collateral under the facility and, in accordance with the credit agreement, the Company must maintain compliance with certain financial covenants. As of December 31, 1999, the Company was in compliance with all such covenants. As of December 31, 1999, $27,990,000 was outstanding under the credit facility, and interest of $223,740 was accrued, using a combination of prime and LIBOR rates.

The facility expires on June 30, 2000. The Company is currently negotiating for a replacement for this credit facility and anticipates such will be finalized on or before June 30, 2000. See "Factors that May Affect Future Results - Replacement of Credit Facility", below.

The prime rate was stable from November 1998 through June 1999. It increased by 25 basis points in each of July, late August and mid-November 1999. The prime rate increased another 25 basis points in February 2000. The majority of the Company's borrowings are financed using one-month or six-month LIBOR rates, both of which have increased modestly since the Company began financing pursuant to such rates during June 1999. The Company believes it has adequate cash flow to meet increases in the interest rate applicable to its credit facility obligations. Increased prevailing interest rates generally result in higher lease rates as well, and so an increase in credit facility payments may be offset at least partially by higher revenues on new leases and renewals of leases entered into by the Company. The Company has evaluated whether it is advisable to enter into an interest rate hedge transaction, which, for a fee, would act to lock in current interest rates on its credit facility obligations. The Company has determined that such a transaction is not advisable at this time. In making its decision, the Company analyzed interest rate trends, the ongoing costs of maintaining the hedge and the magnitude of the impact of any interest rate swing.

During November 1999, the Company acquired two aircraft using cash and bank financing separate from its credit facility. The financing consists of a note in the amount of $9,061,000, due February 15, 2002 and which bears fixed interest at 8.04%. Payments due under the note consist of monthly principal and interest and a balloon principal payment due on the maturity date.

It is the Company's policy to monitor lessee's needs in periods before leases are due to expire. If it appears that a lessee will not be renewing its lease, the Company immediately initiates marketing efforts to locate a potential new lessee or purchaser for the aircraft. This procedure helps the Company reduce any potential that an asset will be "off-lease" for a significant time. The lease for the Company's deHavilland Dash-7, serial number 72 ("S/N 72"), expired in April 1999. The Company has been seeking re-lease opportunities for S/N 72 since the lessee provided notice that it would not renew the lease, and the Company is discussing lease terms with interested parties. The Company's other aircraft are subject to leases with varying expiration dates between April 30, 2000 and November 23, 2003. Given the varying lease terms and expiration dates for the aircraft in the Company's portfolio, management believes that the Company will have adequate cash flow to meet any on-going operational needs, even if S/N 72 remains off-lease for an extended period of time.

The Company has received notice that one of its lessees, which has leased one aircraft, has filed for reorganization in the United Kingdom courts under the U.K.'s "administration" statutes. The lessee is continuing to operate, but the status of the aircraft in the reorganization has yet to be determined. If the aircraft is returned, or the Company and the administrator for the lessee agree to a reduced rental, the Company's revenues could be adversely affected. In any event, the Company believes that it will have adequate cash flow to meet any ongoing operational needs notwithstanding any rental reduction or off-lease period if the aircraft is returned.

The Company's cash flow from operations for the year ended December 31, 1999 versus 1998 increased by approximately $2,644,000. The increase from year to year was partially due to the Company's acquisition of several aircraft during 1999 and the second half of 1998 which resulted in increased net income and higher depreciation expense in 1999. The change in cash flow from operations from year to year also included the positive effect of the change in accounts payable and accrued expenses, accrued interest on notes payable, prepaid rent, security deposits and maintenance deposits and accrued costs during 1999 versus 1998, which changes were only partially offset by the change in deposits, accounts receivable, prepaid expenses and other assets, and deferred taxes.

Specifically, the Company's cash flow from operations for the year ended December 31, 1999 consisted of net income of $1,405,420 and adjustments consisting primarily of depreciation of $1,700,000, increases in deposits, accounts receivable, and prepaid expenses and other assets of $3,834,900, $142,210 and $211,660, respectively, an increase in accounts payable and accrued expenses of $657,570, an increase in accrued interest on notes payable of $184,700, and increases in prepaid rent, security deposits, maintenance reserves,  and deferred taxes of $235,330,  $1,306,040,  $2,728,370 and $67,840, respectively.

The Company's cash flow from operations for the year ended December 31, 1998 consisted of net income of $1,181,650 and adjustments consisting primarily of depreciation of $713,930, increases in deposits, accounts receivable, and prepaid expenses and other assets of $678,500, $137,540 and $142,020, respectively, a decrease in accounts payable and accrued expenses of $253,870, an increase in accrued interest on notes payable of $39,780, a decrease in prepaid rent of $175,080, an increase of $336,000 in security deposits, a decrease of $61,570 in maintenance reserves and accrued costs and a net increase in deferred taxes of $759,790.

During 1999, the increase in cash flow provided by financing activities and the decrease in cash flow used by investing activities were both a result of the Company's borrowings on its credit facility, which borrowings were used to purchase additional aircraft. The Company did not use its credit facility until the fourth quarter of 1998.

Factors that May Affect Future Results

Replacement of Credit Facility. The revolving credit facility has an initial term of two years expiring in June 2000, and is renewable at the sole discretion of First Union National Bank (the "Agent Bank") and its participants, if any. Although the other two participating banks indicated their willingness to renew the credit facility, the Agent Bank has informed the Company that it will not be continuing as agent and, therefore, the credit facility will not be renewed on June 30, 2000. Although the Company has always been and continues to be in compliance with all covenants under its credit facility, the Agent Bank has decided that the Company's financing needs are not consistent with the Agent Bank's revised business focus. The Company is currently in negotiations regarding a replacement credit facility. Although the Company anticipates that a replacement credit facility will be found, if none is found, then all indebtedness under the revolving credit facility will become due and payable on June 30, 2000. There is no assurance that the Company will have adequate replacement financing in place in order to meet such repayment obligations. If the Company is unable to find replacement financing, the Company may have to liquidate a significant portion of its assets in order to repay the credit facility.

Risks of Debt Financing. The Company's use of acquisition financing under its revolving credit facility subjects the Company to increased risks of leveraging. The revolving loans are secured by the Company's existing assets as well as the assets acquired with each financing. Any default under the revolving credit facility could result in foreclosure upon not only the asset acquired using such financing, but also the existing assets of the Company securing the revolving loan.

In order to achieve optimal benefit from the revolving credit facility, the Company intends to repay the revolving loans from proceeds of subsequent term debt or equity financings. Such replacement financing would likely provide the Company with more favorable long-term repayment terms and also would permit the Company to make further draws under the revolving credit facility equal to the amount of revolving debt refinanced. There can be no assurance that the Company will be able to obtain the necessary amount of replacement term debt or equity financing on favorable terms so as to permit multiple draws on the revolving credit facility.

All of the Company's current credit facility indebtedness carries a floating interest rate based upon either the lender's prime rate or a floating LIBOR rate. If the applicable index rate increases, and the Company has not entered into a mitigating hedge transaction, then the Company's payment obligations under the credit facility would increase and could result in lower net revenues for the Company.

Expansion or Repayment of Credit Facility. The Company has used nearly all of its revolving credit facility to acquire additional assets for the purpose of generating income for the Company. When negotiating a replacement credit facility, the Company will also be seeking, and certain banks have expressed an interest in, an increase in its credit facility. There is no assurance such increase will be received. If such increase is not received, the Company will need to refinance a portion of its existing revolving credit facility debt before it can make further draws on the line; however, the Company has not yet entered into any such arrangement. Even if an increase in the credit facility is received, there is no assurance that the Company will be able to expend the entire net financing proceeds on the acquisition of additional assets on terms favorable to the Company.

General Economic Conditions. The market for used aircraft has been cyclical, and usually reflects economic conditions and the strength of the travel and transportation industry. The Company believes that the air transport industry is currently stable, with demand for aircraft, asset prices and lease rates generally level, and in some cases, increasing. Nonetheless, at any time, the market for used aircraft may be adversely affected by such factors as airline financial difficulties, higher fuel costs, and improved availability and economics of new replacement aircraft.

The Company believes that the current aircraft market provides a good supply of suitable transaction opportunities for the Company, primarily in overseas markets, as well as domestically. There are currently some disparities between geographic regions with respect to the condition of the air transport industry, with certain areas of South America and the Pacific Rim, in particular, experiencing economic difficulties. There have also been disruptions in the currency markets in certain geographic areas. To the extent that such disruptions adversely affect a region's economic growth, suitable transactions may be more difficult for the Company to find in that region and the Company's lessees in that area may be adversely affected.

An adverse change in the global air travel industry could result in reduced carrier revenue and excess capacity and increase the risk of failure of some weaker regional air carriers. While the Company believes that with proper asset and lessee selection in the current climate, as well as during such downturns, the impact of such changes on the Company can be reduced, there is no assurance that the Company's business will escape the effects of such a global downturn, or a regional downturn in an area where the Company has placed a significant amount of its assets.

Reliance on JMC. All management of the Company is performed by JMC under a Management Agreement which has a 20-year term and provides for an asset-based management fee. JMC is not a fiduciary to the Company or its stockholders. The Board of Directors, however, has ultimate control and supervisory responsibility over all aspects of the Company and owes fiduciary duties to the Company and its stockholders. In addition, while JMC may not owe any fiduciary duties to the Company by virtue of the Management Agreement, certain officers of JMC are also officers of the Company, and in that capacity owe fiduciary duties to the Company and the stockholders by virtue of holding such offices with the Company.

The Management Agreement may be terminated upon a default in the obligations of JMC to the Company, and provides for liquidated damages in the event of a wrongful termination of the agreement by the Company. Many of the officers of JMC are also officers of the Company, and certain directors of the Company are also directors of JMC. Consequently, the directors and officers of JMC may have a conflict of interest in the event of a dispute over obligations between the Company and JMC. Although the Company has taken steps to prevent conflicts of interest arising from such dual roles, such conflicts may still occur.

Ownership Risks. Most of the Company's portfolio is leased under operating leases, where the terms of the leases do not take up the entire useful life of an asset. The Company's ability to recover its purchase investment in an asset subject to an operating lease is dependent upon the Company's ability to profitably re-lease or sell the asset after the expiration of the initial lease term. Some of the factors that have an impact on the Company's ability to release or sell include worldwide economic conditions, general aircraft market conditions, regulatory changes that may make an asset's use more expensive or preclude use unless the asset is modified, changes in the supply or cost of aircraft equipment and technological developments which cause the asset to become obsolete. In addition, a successful investment in an asset subject to an operating lease depends in part upon having the asset returned by the lessee in serviceable condition as required under the lease. If the Company is unable to remarket its aircraft equipment on favorable terms when the operating lease for such equipment expires, the Company's business, financial condition, cash flow, ability to service debt and results of operation could be adversely affected.

Lessee Credit Risk. If a lessee defaults upon its obligations under a lease, the Company may be limited in its ability to enforce remedies. Most of the Company's lessees are small regional passenger airlines, which may be even more sensitive to airline industry market conditions than the major airlines. As a result, the Company's inability to collect rent under a significant lease or to repossess equipment in the event of a default by a lessee could have a material adverse effect on the Company's revenue. If a lessee that is a certified U.S. airline is in default under the lease and seeks protection under Chapter 11 of the United States Bankruptcy Code, under Section 1110 of the Bankruptcy Code, the Company would be automatically prevented from exercising any remedies for a period of 60 days. By the end of the 60 day period, the lessee must agree to perform the obligations and cure any defaults, or the Company would have the right to repossess the equipment. This procedure under the Bankruptcy Code has been subject to significant recent litigation, however, and it is possible that the Company's enforcement rights may still be further adversely affected by a declaration of bankruptcy by a defaulting lessee.

International Risks. During 1999, the Company focused on leases in overseas markets, which markets are currently dynamic and which the Company believes present attractive opportunities. Leases with foreign lessees, however, may present somewhat different credit risks than those with domestic lessees.

Foreign laws, regulations and judicial procedures may be more or less protective of lessor rights as those which apply in the United States. The Company could experience collection problems related to the enforcement of its lease agreements under foreign local laws and the remedies in foreign jurisdictions. The protections potentially offered by Section 1110 of the Bankruptcy Code would not apply to non-U.S. carriers, and applicable local law may not offer similar protections. Certain countries do not have a central registration or recording system with which to locally establish the Company's interest in equipment and related leases. This could add difficulty in recovering an aircraft in the event that a foreign lessee defaults.

Leases with foreign lessees are subject to risks related to the economy of the country or region in which such lessee is located, even if the U.S. economy remains strong. On the other hand, a foreign economy may remain strong even though the U.S. economy does not. A foreign economic downturn may impact a foreign lessee's ability to make lease payments, even though the U.S. and other economies remain stable. Furthermore, foreign lessees are subject to risks related to currency conversion fluctuations. Although the Company's current leases are all payable in U.S. dollars, in the future, the Company may agree to leases that permit payment in foreign currency, which would subject such lease revenue to monetary risk due to currency fluctuations. Even with dollar-denominated lease payment provisions, the Company could still be affected by a devaluation of the lessee's local currency which would make it more difficult for a lessee to meet its dollar-denominated lease payments, increasing the risk of default of that lessee, particularly if that carrier's revenue is primarily derived in the local currency.

Government  Regulation.  There  are  a  number  of  areas  in  which  government regulation may result in costs to the Company. These include aircraft registration, safety requirements, required equipment modifications, and aircraft noise requirements. Although it is contemplated that the burden of complying with such requirements will fall primarily upon lessees of equipment, there can be no assurance that the cost of complying with such government regulations will not fall on the Company. Furthermore, future government regulations could cause the value of any non-complying equipment owned by the Company to decline substantially.

Competition. The aircraft leasing industry is highly competitive. The Company competes with aircraft manufacturers, distributors, airlines and other operators, equipment managers, leasing companies, equipment leasing programs, financial institutions and other parties engaged in leasing, managing or remarketing aircraft, many of which have significantly greater financial resources and more experience than the Company. The Company, however, believes that it is competitive because of JMC's experience and operational efficiency in financing the transaction types desired by the regional air carriers. This market segment, which is characterized by transaction sizes of less than $10 million and lessee credits that are strong, but generally unrated and more speculative than the major air carriers, is not well served by the Company's larger competitors in the aircraft industry. JMC has developed a reputation as a global participant in this segment of the market, and the Company believes this will benefit the Company. There is no assurance that the lack of significant competition from the larger aircraft leasing companies will continue or that the reputation of JMC will continue to be strong in this market segment and benefit the Company.

Casualties, Insurance Coverage. The Company, as owner of transportation equipment, could be held liable for injuries or damage to property caused by its assets. Though some protection may be provided by the United States Aviation Act with respect to its aircraft assets, it is not clear to what extent such statutory protection would be available to the Company and such act may not apply to aircraft operated in foreign countries. Though the Company may carry insurance or require a lessee to insure against a risk, some risks of loss may not be insurable. An uninsured loss with respect to the equipment or an insured loss for which insurance proceeds are inadequate, would result in a possible loss of invested capital in and any profits anticipated from such equipment.

Leasing Risks. The Company's successful negotiation of lease extensions, re-leases and sales may be critical to its ability to achieve its financial objectives, and involves a number of substantial risks. Demand for lease or purchase of the assets depends on the economic condition of the airline industry which is, in turn, highly sensitive to general economic conditions. Ability to remarket equipment at acceptable rates may depend on the demand and market values at the time of remarketing. The Company anticipates that the bulk of the equipment it acquires will be used aircraft equipment. The market for used aircraft is cyclical, and generally, but not always, reflects economic conditions and the strength of the travel and transportation industry. The demand for and value of many types of older aircraft in the recent past has been depressed by such factors as airline financial difficulties, increased fuel costs, the number of new aircraft on order and the number of older aircraft coming off lease. The Company's expected concentration in a limited number of airframe and aircraft engine types (generally, turboprop equipment) subjects the Company to economic risks if those airframe or engine types should decline in value. If "regional jets" were to be used on short routes previously served by turboprops, even though regional jets are more expensive to operate than turboprops, the demand for turboprops could be decreased. This could result in lower lease rates and values for the Company's existing turboprop aircraft.

Risks Related to Regional Air Carriers. Because the Company has concentrated its existing leases and intends to concentrate on leases to regional air carriers, it is subject to certain risks. First, lessees in the regional air carrier market include a number of companies that are start-up, low capital, low margin operations. Often, the success of such carriers is dependent upon arrangements with major trunk carriers, which may be subject to termination or cancellation by such major carrier. Leasing transactions with these types of lessees result in a generally higher lease rate on aircraft, but may entail higher risk of default or lessee bankruptcy. The Company evaluates the credit risk of each lessee carefully, and attempts to obtain third party guaranties, letters of credit or other credit enhancements, if it deems such is necessary. There is no assurance, however, that such enhancements will be available or that even if obtained will fully protect the Company from losses resulting from a lessee default or bankruptcy. Second, a significant area of growth of this market is in areas outside of the United States, where collection and enforcement are often more difficult and complicated than in the United States.

Possible Volatility of Stock Price. The market price of the Company's Common Stock could be subject to fluctuations in response to operating results of the Company, changes in general conditions in the economy, the financial markets, the airline industry, changes in accounting principles or tax laws applicable to the Company or its lessees, or other developments affecting the Company, its customers or its competitors, some of which may be unrelated to the Company's performance. Also, because the Company has a relatively small capitalization of approximately 1.5 million shares, there is a correspondingly limited amount of trading of the shares. Consequently, a single or small number of trades could result in a market fluctuation not related to any business or financial development relating to the Company.

Year 2000 Considerations. Because all administrative and management functions of the Company are carried out by its management company, JMC, JMC's readiness for Year 2000 has determined the Company's status. JMC has reported to the Company that it did not experience any problems with the Year 2000 event, and does not anticipate any in the coming year. Lessees of the Company have not appeared to be materially affected by the Year 2000, and, to date, the Company's business with all lessees appears unaffected by Year 2000. The Company has not incurred and does not anticipate any costs related to the Year 2000 issue.

CONSOLIDATED BALANCE SHEET

                                                                                                December 31,
                                                                                                         1999


                                     ASSETS


Assets:
     Cash and cash equivalents                                                                       $    1,251,730
     Deposits                                                                                             5,419,160
     Accounts receivable                                                                                    307,760
     Aircraft and aircraft engines on operating leases,
        net of accumulated depreciation of $17,411,620                                                   55,853,940
     Prepaid expenses and other                                                                             359,130
                                                                                                         ----------
Total assets                                                                                         $   63,191,720
                                                                                                         ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
     Accounts payable and accrued expenses                                                           $      906,970
     Notes payable and accrued interest                                                                  37,094,920
     Maintenance reserves and accrued costs                                                               4,389,700
     Security deposits                                                                                    1,785,140
     Prepaid rent                                                                                           295,780
     Deferred taxes                                                                                       3,227,870
                                                                                                         ----------
Total liabilities                                                                                        47,700,380
                                                                                                         ----------
Shareholders' equity:
     Preferred stock, $.001 par value, 2,000,000 shares
        authorized, no shares issued and outstanding                                                              -
     Common stock, $.001 par value, 3,000,000 shares
        authorized, 1,606,557 shares issued                                                                   1,610
     Paid in capital                                                                                     13,821,200
     Retained earnings                                                                                    2,172,600
                                                                                                         ----------
                                                                                                         15,995,410
     Treasury stock at cost, 63,300 shares                                                                (504,070)
                                                                                                         ----------
Total shareholders' equity                                                                               15,491,340
                                                                                                         ----------
Total liabilities and shareholders' equity                                                              $63,191,720
                                                                                                         ==========


The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              For the Years Ended December 31,
                                                                                1999                       1998


REVENUES:

     Rent income                                                            $  7,128,690               $  3,494,330
     Gain on disposal of aircraft and aircraft engines                            98,400                    228,230
     Other income                                                                153,050                     55,020
                                                                              -------------------------------------

                                                                              7,380,140                   3,777,580
                                                                              -------------------------------------

EXPENSES:

     Management fees                                                           1,148,800                    520,280
     Depreciation                                                              1,700,000                    713,930
     Interest                                                                  1,534,310                     83,690
     Professional fees and general and administrative                            581,690                    423,610
     Maintenance                                                                 374,240                          -
                                                                              -------------------------------------

                                                                               5,339,040                  1,741,510
                                                                              -------------------------------------

Income before taxes                                                            2,041,100                  2,036,070

Tax provision                                                                    635,680                    854,420
                                                                              -------------------------------------


Net income                                                                  $  1,405,420               $  1,181,650
                                                                              =====================================
Weighted average common
   shares outstanding                                                          1,563,591                  1,605,505
                                                                              =====================================
Basic earnings per share                                                    $       0.90               $       0.74
                                                                              =====================================


The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                         Partnership         Common       Paid-in       Retained        Treasury
                          Interests           Stock       Capital       Earnings          Stock           Total

Balance,
  December 31, 1997      $ 16,220,720       $    150   $    149,850    $  (414,470)   $          -   $   15,956,250

Dissolution of
  partnerships on
  January 1, 1998        (16,220,720)              -              -               -              -     (16,220,720)

Issued on
  January 1, 1998
  1,456,557 shares at
  par value of $.001                -          1,460     13,671,350               -              -       13,672,810

Purchase of treasury
  stock, 9,200 shares               -              -              -               -       (78,190)         (78,190)

Net income                          -              -              -       1,181,650              -        1,181,650
                         ------------------------------------------------------------------------------------------
Balance,
  December 31, 1998                 -          1,610     13,821,200         767,180       (78,190)       14,511,800

Purchase of treasury
  stock, 54,100 shares              -              -              -               -      (425,880)        (425,880)
Net income                          -              -              -       1,405,420              -        1,405,420
                         ------------------------------------------------------------------------------------------
Balance,
  December 31, 1999      $          -       $  1,610   $ 13,821,200    $  2,172,600   $  (504,070)   $   15,491,340
                         ==========================================================================================

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              For the Years Ended December 31,
                                                                                1999                      1998
Operating activities:
   Net income                                                               $  1,405,420               $  1,181,650
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation                                                            1,700,000                    713,930
       Gain on disposal of aircraft and aircraft engines                        (98,400)                  (228,230)
       Change in operating assets and liabilities:
         Deposits                                                            (3,834,900)                  (678,500)
         Accounts receivable                                                   (142,210)                  (137,540)
         Prepaid expenses and other                                            (211,660)                  (142,020)
         Accounts payable and accrued expenses                                   657,570                  (253,870)
         Accrued interest on notes payable                                       184,700                     39,780
         Prepaid rent                                                            235,330                  (175,080)
         Security deposits                                                     1,306,040                    336,000
         Maintenance reserves and accrued costs                                2,728,370                   (61,570)
         Deferred taxes                                                           67,840                    759,790
                                                                            ---------------------------------------
Net cash provided by operating activities                                      3,998,100                  1,354,340

Investing activities:
   Proceeds from disposal of assets                                               98,400                    684,320
   Purchase of aircraft and aircraft engines                                (25,680,340)                (7,844,570)
   Payments received on capital leases                                                 -                    150,000
                                                                            ---------------------------------------
Net cash used by investing activities                                       (25,581,940)                (7,010,250)

Financing activities:
   Issuance of secured note                                                            -                    866,700
   Repayment of secured note                                                           -                  (866,700)
   Issuance of notes payable                                                  21,409,440                  6,400,000
   Purchase of treasury stock                                                  (425,880)                   (78,190)
   Limited partner distributions                                                       -                   (48,890)
                                                                            ---------------------------------------
Net cash provided by financing activities                                     20,983,560                  6,272,920

Net (decrease)/increase in cash and cash equivalents                           (600,280)                    617,010

Cash and cash equivalents, beginning of period                                 1,852,010                  1,235,000
                                                                            ---------------------------------------
Cash and cash equivalents, end of period                                    $  1,251,730               $  1,852,010
                                                                            =======================================

Note: During 1999, $9,061,000 of the purchase price of two aircraft acquired by the Company was financed by a note payable to the seller.

During the years ended December 31, 1999 and 1998, the Company paid interest totaling $1,349,600 and $43,910, respectively, and income taxes totaling $148,920 and $111,430, respectively.


The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Organization and Summary of Significant Accounting Policies

(a)      Basis of Presentation

         AeroCentury Corp. ("AeroCentury") was incorporated in the state of Delaware on February 28, 1997. AeroCentury was formed solely for the purpose of acquiring JetFleet Aircraft, L.P. and JetFleet Aircraft II, L.P., partnerships formed under California law for the purpose of investing in leased aircraft equipment, (collectively, the "Partnerships") in a statutory merger (the "Consolidation"), which was effective January 1, 1998. AeroCentury is continuing in the aircraft leasing business in which the Partnerships engaged and is using leveraged financing to acquire additional aircraft assets on lease.

         Because greater than 90% of the limited partnership units of each of the Partnerships agreed to the Consolidation, it was treated as a pooling-of-interests under generally accepted accounting principles with the assets and liabilities of the combining entities recorded at historical cost on the Consolidation date. On January 16, 1998, AeroCentury was listed on the American Stock Exchange under the symbol ACY.

         During November 1999, AeroCentury Corp. formed a wholly-owned subsidiary, AeroCentury Investments LLC ("AeroCentury LLC"), for the purpose of acquiring two aircraft using a combination of cash and bank financing separate from AeroCentury Corp.'s credit facility. Financial information for 1999 for AeroCentury and AeroCentury LLC (collectively, the "Company") is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

(b)      Organization and Capitalization

         At December 31, 1997, all of the Company's outstanding stock was owned by JetFleet Holding Corp. ("JHC"), a California corporation. On January 1, 1998, 1,456,557 additional common shares were issued as a result of the Consolidation.

         JetFleet Management Corp. ("JMC"), a wholly owned subsidiary of JHC, is an integrated aircraft management, marketing and financing business. Prior to the Consolidation, JMC managed the aircraft assets of the Partnerships on behalf of their general and limited partners. JMC also manages the aircraft assets of JetFleet III and AeroCentury IV, Inc., California corporations which are affiliates of JMC.

         On April 17, 1998, in connection with the adoption of a shareholder rights plan, the Company filed a Certificate of Designation, designating the rights, preferences and privileges of a new Series A Preferred Stock. Pursuant to the plan, the Company issued rights to its shareholders of record as of April 23, 1998, entitling each shareholder to the right to purchase one one-hundredth of a share of Series A Preferred Stock for each share of Common Stock held by the shareholder. Such rights are exercisable only under certain circumstances concerning a proposed acquisition or merger of the Company.

         On October 23, 1998, the Company's Board of Directors adopted a stock repurchase plan, granting management the authority to purchase up to 100,000 shares of the Company's common stock, in privately negotiated transactions or on the market, at such price and on such terms and conditions deemed satisfactory to management. During the years ended December 31, 1999 and 1998, the Company purchased 54,100 shares and 9,200 shares, respectively, of its common stock.

         As discussed above, AeroCentury is the sole member of AeroCentury Investments LLC.

1.       Organization and Summary of Significant Accounting Policies (continued)

(c)      Cash and Cash Equivalents/Deposits

         The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents. Deposits represent cash balances held related to maintenance reserves and security deposits and generally are subject to withdrawal restrictions.

         At December 31, 1999, the Company held security deposits of $1,785,140,
refundable   maintenance  reserves  received  from  lessees  of  $2,623,080  and non-refundable maintenance reserves of $1,010,940.

         The Company's leases are typically structured so that if any event of default occurs under the lease, the Company may apply all or a portion of the lessee's security deposit to cure such default. If such an application of the security deposit is made, the lessee typically is required to replenish and maintain the full amount of the deposit during the remaining term of the lease. All of the security deposits currently held by the Company are refundable to the lessee at the end of the lease.

         Maintenance reserves which are refundable to the lessee at the end of the lease may be retained by the Company if such amounts are necessary to meet the return conditions specified in the lease and, in some cases, to satisfy any other payments due under the lease.

         Non-refundable maintenance reserves held by the Company are accounted for as a liability until the aircraft has been returned at the end of the lease, at which time the Company evaluates the adequacy of the remaining reserves in light of maintenance to be performed as a result of hours flown. At that time, any excess is recorded as income and any deficiency is recorded as expense. When an aircraft is sold, any excess non-refundable maintenance reserves are recorded as income.

(d)      Aircraft and Aircraft Engines On Operating Leases

         The Company's interests in aircraft and aircraft engines are recorded at cost, which includes acquisition costs. Depreciation is computed using the straight-line method over the aircraft's estimated economic life (generally assumed to be twelve years), to an estimated residual value. The depreciable base of the assets acquired by the Company in the Consolidation was equal to the net book value of the assets at December 31, 1997.

(e)      Loan Commitment and Related Fees

         To the extent that the Company is required to pay loan commitment fees and legal fees in order to secure debt, such fees are amortized over the life of the related loan.

(f)      Maintenance Reserves and Accrued Costs

         Maintenance costs under the Company's triple net leases are generally the responsibility of the lessees. Maintenance reserves and accrued costs in the accompanying balance sheet include refundable and non-refundable maintenance payments received from lessees. The Company periodically reviews maintenance reserves for adequacy in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease. As a result of such review, when it is probable that the Company has incurred costs for maintenance in excess of amounts received from lessees, the Company accrues its share of costs for work to be performed as a result of hours flown. At December 31, 1999, the Company had accrued costs of approximately $609,000 related to one of its aircraft.

1.       Organization and Summary of Significant Accounting Policies (continued)

(g)      Income Taxes

         The Company follows the liability method of accounting for income taxes as required by the provisions of SFAS No. 109 - Accounting for Income Taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

(h)      Revenue Recognition

         Revenue from leasing of aircraft assets is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements. Other income includes interest earned from one finance lease which expired in June 1998.

(i)      Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

(j)      Comprehensive Income

         The Company does not have any comprehensive income other than the revenue and expense items included in the consolidated statements of income. As a result, comprehensive income equals net income for the years ended December 31, 1999 and 1998.

2.       Aircraft and Aircraft Engines On Operating Leases

         At December 31, 1999, the Company owned four deHavilland DHC-7, three deHavilland DHC-6, two Fairchild Metro III, three Shorts SD 3-60, six Fokker 50 aircraft, two Saab 340A aircraft and 26 turboprop engines, one of which is held in inventory as a spare and is not subject to a lease or to depreciation.

         During 1999, the Company acquired one of the Fairchild Metro III, two of the Shorts SD 3-60, five of the Fokker 50, the two Saab 340A aircraft and one turboprop engine, for a total of $34,741,340, including acquisition costs. The Metro III, Saab 340A aircraft and turboprop engine are leased to regional carriers in the United States. The Shorts SD-360 aircraft are leased to a regional carrier in Germany and, of the five Fokker 50 aircraft, one is leased in Brazil, two in Sweden and two in Spain. During 1999, the Company also made a short-term investment in a deHavilland DHC-7 aircraft which was not subject to a lease. The Company subsequently sold the aircraft and recognized a gain in connection with the sale.

         The lease for one of the Company's DHC-7 aircraft, serial number 72 ("S/N 72") expired in April 1999. The Company has been seeking re-lease opportunities for S/N 72 and is discussing lease terms with interested parties. The lease for another of the Company's Metro III aircraft, serial number 576, ("S/N 576") was extended by the lessee from its original expiration date on July 19, 1999 to August 31, 2000.

3.       Operating Segments

         The Company operates in one business segment, aircraft leasing, and therefore does not present separate segment information for lines of business.

         Approximately 41% and 71% of the Company's operating lease revenue was derived from lessees domiciled in the United States during 1999 and 1998, respectively. All leases relating to aircraft leased and operated internationally are denominated and payable in U.S. dollars.

         The tables below set forth geographic information about the Company's operating leased aircraft equipment, grouped by domicile of the lessee:

                                                                        For the year ended December 31, 1999
                                                                       Operating                           Net
         Region                                                      lease revenue                     book value

              United States                                           $  2,940,890                   $   17,236,150
              Brazil                                                     1,134,110                        6,378,800
              Belgium                                                      840,000                        3,910,190
              Sweden                                                       666,960                        7,371,640
              Spain                                                        247,340                       11,114,450
              Other                                                      1,299,390                        9,842,710
                                                                      ---------------------------------------------
                                                                      $  7,128,690                   $   55,853,940
                                                                      =============================================

                                                                        For the year ended December 31, 1998


                                                                       Operating                           Net
         Region                                                      lease revenue                     book value

              United States                                           $  2,478,890                   $   11,617,200
              Canada                                                       522,260                        2,788,700
              United Kingdom                                               389,430                        1,714,210
              Belgium                                                       52,500                        4,114,200
              Colombia                                                      51,250                        2,578,290
                                                                      ---------------------------------------------
                                                                      $  3,494,330                   $   22,812,600
                                                                      =============================================


         For the year ended December 31, 1999, the Company had four significant customers, which accounted for 20%, 16%, 12% and 12%, respectively of lease revenue. For the year ended December 31, 1998, the Company had three significant customers, which accounted for 40%, 24% and 15%, respectively, of lease revenue.

         As of December 31, 1999, minimum future lease rent payments receivable under noncancelable leases were as follows:

            Year
            2000                                                   $   9,442,530
            2001                                                       6,726,600
            2002                                                       2,786,150
            2003                                                         528,250
            2004                                                               -
                                                                   -------------
                                                                   $  19,483,530
                                                                   =============

4.       Concentration of Credit Risk

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits and receivables. The Company places its deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party.

5.       Notes Payable and Accrued Interest

         On June 30, 1998 the Company obtained a $15 million revolving credit facility to acquire regional aircraft and engines under lease. The facility, which expires on June 30, 2000 and which may be renewed annually thereafter, bears interest, payable monthly, at either prime or LIBOR plus 200 basis points, at the Company's option. The Company signed agreements increasing its facility to $22.5 million, then $30 million, on April 1, 1999 and July 16, 1999, respectively. The Company's aircraft and aircraft engines serve as collateral under the facility and, in accordance with the credit agreement, the Company must maintain compliance with certain financial covenants. As of December 31, 1999, the Company was in compliance with all such covenants. As of December 31, 1999, $27,990,000 was outstanding under the credit facility, and interest of $223,740 was accrued, using a combination of prime and LIBOR rates.

         The Company has been informed that the agent for the credit facility, First Union National Bank (the "Agent Bank"), will not be continuing as agent and, therefore, the credit facility will not be renewed when it expires on June 30, 2000. Although the Company has always been and continues to be in compliance with all covenants under its credit facility, the Bank has decided that the Company's long-term profile is not consistent with the Bank's revised business focus. The Company is currently in negotiations regarding a replacement credit facility.

         As discussed in Note 1, during November 1999, the Company acquired two aircraft using cash and bank financing separate from its credit facility. The financing consisted of a note in the amount of $9,061,000, due February 15, 2002 and which bears fixed interest at 8.04%. Payments due under the note consist of monthly principal and interest and a balloon principal payment due on the maturity date. The balance of the note payable at December 31, 1999 was $8,880,440 and interest of $740 was accrued.

6.       Income Taxes

         The items comprising income tax expense are as follows:

                                                                             For the Years Ended December 31,

                                                                           1999                           1998

         Current tax provision:
              Federal                                                   $  538,070                       $   74,260
              State                                                         13,280                           20,380
              Foreign                                                       16,490                                -
                                                                        -------------------------------------------
              Current tax provision                                        567,840                           94,640
                                                                        -------------------------------------------

         Deferred tax provision:
              Federal                                                     135,060                           648,500
              State                                                      (67,220)                           111,280
                                                                         -------------------------------------------
             Deferred tax provision                                        67,840                          759,780
                                                                         -------------------------------------------

         Total provision for income taxes                               $  635,680                       $  854,420
                                                                         ===========================================

         Total income tax expense differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

                                                                             For the Years Ended December 31,

                                                                           1999                            1998
         Income tax expense at
               statutory federal income tax rate                        $  693,970                       $  692,090
         State taxes net of federal benefit                                 16,260                          118,800
         Tax rate differences                                             (74,550)                           43,530
                                                                        ----------                       ----------
         Total income tax expense                                       $  635,680                       $  854,420
                                                                        ==========                       ==========

         Tax rate differences result from a decrease in the Company's effective state tax rates. During 1999, the Company acquired substantial foreign assets, which resulted in a significantly higher apportionment of income to foreign sources rather than to U.S. states, subjecting the Company's income to lower tax.

         Temporary differences and carryforwards that gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 1999 are as follows:

       Deferred tax assets:
            Amortization of organizational costs                   $      46,110
            Maintenance reserves                                         362,710
            Prepaid rent                                                 102,950
            Deferred maintenance                                          84,000
                                                                      ----------
                Net deferred tax assets                                  595,770
       Deferred tax liabilities:
            Depreciation on aircraft and engines                     (3,481,600)
            Other                                                      (342,040)
                                                                      ----------
                Net deferred tax liability                         $ (3,227,870)
                                                                      ==========

         No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet.

7.       Related Party Transactions

         Since the Company has no employees, the Company's portfolio of leased aircraft assets is managed and administered under the terms of a management agreement with JMC. Under this agreement, JMC receives a monthly management fee based on the net asset value of the assets under management. JMC may also receive an acquisition fee for locating assets for the Company, provided that the aggregate purchase price including chargeable acquisition costs and any acquisition fee does not exceed the fair market value of the asset based on appraisal, and a remarketing fee in connection with the sale or re-lease of the Company's assets. The management fees, acquisition fees and remarketing fees may not exceed the customary and usual fees that would be paid to an unaffiliated party for such services. During 1999 and 1998, the Company recognized as expense $1,148,800 and $520,280, respectively, of management fees payable to JMC. In connection with the purchases of aircraft during 1999 and 1998, the Company paid JMC a total of $1,080,100 and $397,230, respectively, in acquisition fees, which are included in the capitalized cost of the aircraft. No remarketing fees were paid to JMC during 1999 or 1998.

         In March 1998, the Company acquired an aircraft on lease using cash and a loan in the amount of $866,700 from an affiliate. The Company paid $43,910 of interest during the term of the loan. The loan was repaid during August 1998.

         Certain employees of JMC participate in an employee stock incentive plan which grants options to purchase shares of the Company held by JHC. As of December 31, 1999, 2,833 such options had been exercised.

8.       Subsequent Events

         On February 22, 2000, the Company signed an agreement, increasing its $30 million revolving credit facility to $35 million.

         On February 24, 2000, the lessee of one of the Company's 30-seat aircraft filed for reorganization. The lessee is continuing to operate, and, under the reorganization plan, an agreement will be reached regarding the status of that aircraft.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Board of Directors and Shareholders of AeroCentury Corp.:

We have audited the accompanying consolidated balance sheet of AeroCentury Corp. (a Delaware corporation) and its subsidiary as of December 31, 1999 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AeroCentury Corp. and its subsidiary as of December 31, 1999 and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


San Francisco, California,
January 7, 2000
(except with respect to the matters discussed in Note 8, as to which the date is February 24, 2000)

CORPORATE INFORMATION

Officers and Directors

Neal D. Crispin
President and Chairman of the Board

Marc J. Anderson
Director, Chief Operating Officer, and Senior Vice President

Toni M. Perazzo
Director, Secretary and Vice President - Finance

Christopher B. Tigno
General Counsel

Maurice J. Averay
Director and
Aircraft Consultant

Thomas W. Orr
Director and
Partner, Bregante + Company LLP

Evan M. Wallach
Director and
Vice President, Finance of C-S Aviation





Transfer Agent and Registrar
Continental Stock Transfer and Trust Company
2 Broadway, 19th Floor
New York, NY  10004

Legal Counsel
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1018

Independent Public Accountants
Arthur Andersen LLP 101 2nd Street, Suite 1100 San Francisco, CA 94105

Corporate Headquarters
AeroCentury Corp.
1440 Chapin Ave., Suite 310
Burlingame, CA  94010

Annual Meeting
The Annual Meeting of Stockholders will be held at The Hiller Aviation Museum 601 SkyWay Road San Carlos, CA, on April 28, 2000 at 6 P.M.

Form 10-K
The  Company's  Annual  Report on Form 10-K for 1999 may be obtained by writing:
AeroCentury Corp.
1440 Chapin Ave., Suite 310
Burlingame, CA  94010

Stock Price and Shareholder Data
The Company's common stock is traded on the AMEX national market system under the symbol ACY.